October 29, 2024

Brent Hinds
Chief Financial Officer
ClearSign Technologies Corp
8023 E. 63rd Place, Suite 101
Tulsa, Oklahoma 74133

       Re: ClearSign Technologies Corp
           Amendment No. 1 to Form 10-K for the Year Ended December 31, 2023 File No. 001-35521
Dear Brent Hinds:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2023
Explanatory Note, page 1

1. We see that you amended your Form 10-K because the certifications included in the
       Form 10-K previously filed included typographical errors referencing incorrect dates under each Section 302 Certification, and, incorrectly identifying the Annual Report on Form 10-K, the subject of the Section 906 Certification, as being for the year ended December 31, 2022. Please refile the amendment that includes the revised certifications alongside the entire Form 10-K, including audited financial statements. Reference Question 161.08 of the Compliance and Disclosure Interpretations for Exchange Act Rules dated August 25, 2023.
 October 29, 2024
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services